November 2, 1999                                                       Exhibit 3

XL Capital Ltd
Cumberland House
One Victoria Street
Hamilton, Bermuda
Attn: Mr. Robert Lusardi, Chief Financial Officer

      Re: Sale of U.S.$25,000,000 of Common Stock of Financial Security Assurance Holdings Ltd.

Ladies and Gentlemen:

      Financial Security Assurance Holdings Ltd., a New York corporation ("FSA"), and XL Capital Ltd, a Cayman Islands corporation ("XL"), hereby agree that, upon the terms and subject to the conditions set forth below, FSA shall issue and sell to XL or its designee and XL or its designee shall purchase from FSA, shares of FSA Common Stock, par value $.01 per share ("FSA Common Stock"), for U.S.$25,000,000 (the "Aggregate Purchase Price").

      1. Number of Shares. The purchase price per share (the "Per Share Price") shall equal 97.5% of the average of the high sale price and the low sale price of FSA common stock on the New York Stock Exchange on October 29, 1999. Accordingly, the Per Share Price is U.S.$54.20. Accordingly, the number of shares of FSA Common Stock to be sold by FSA to XL hereunder (the "Shares") shall equal the quotient of the Aggregate Purchase Price divided by the Per Share Price, or 461,255 (rounded to the nearest whole share). The Shares shall be registered by FSA under its shelf registration statement at or before closing.

      2. Conditions to Parties Obligations Hereunder. The conditions (the "Closing Conditions") to the performance by FSA and XL of their obligations hereunder are (a) the representations and warranties of FSA and XL, respectively, shall be true and correct as of the date hereof and as of the Closing and (b) all regulatory consents and approvals, if any, required in connection with the issuance, sale and purchase of the Shares shall have been duly obtained, made or given and shall be in full force and effect as of the Closing. FSA and XL shall endeavor to use their best efforts to consummate the closing hereunder; provided, however, that neither FSA nor XL shall be required to take any action that may have a material adverse effect on its assets, business or future prospects.

      3. Closing Date. The closing (the "Closing") hereunder shall occur on the date (the "Closing Date") specified by FSA on 3 business days notice to XL, and shall be a day on which commercial banks are open for business in New York and Bermuda following the date on which the Closing Conditions shall have been satisfied.

November 2, 1999
Page 2


      4. Delivery of and Payment for Shares. At the Closing, FSA will deliver, or cause to be delivered to XL, the Shares, registered in the name of XL or its designee, and XL shall simultaneously deliver to FSA immediately available funds in an amount equal to the Aggregate Purchase Price.

      5. Representations and Warranties of FSA. FSA hereby makes to XL the representations and warranties contained in Section 3 of the Share Purchase Agreement, dated as of November 3, 1998 (the "Share Purchase Agreement"), between FSA and XL, as amended by the First Amendment thereto; provided, however, that references in said Section 3 to "the Agreement" or to "Transaction Document[s]" shall refer to this letter agreement, except that (a) the number of shares of FSA Common Stock currently outstanding is substantially as set forth in FSA's most recent quarterly report on Form 10-Q, (b) White Mountains Insurance Group Ltd has certain anti-dilution rights in respect of future issuances of FSA Common Stock and (c) per its press release of November 1, 1999, FSA intends to issue approximately $140 million of Common Stock at $54.20 per share (including the Shares sold to XL hereunder). In addition, FSA represents, warrants and agrees that a registration statement in respect of the Shares has been filed with the Securities and Exchange Commission (the "SEC"), such registration statement and any post-effective amendment thereto have been or will have been declared effective by the SEC at or prior to Closing and no stop order suspending the effectiveness of such registration statement has been or shall have been issued and no proceeding for that purpose has been or shall have been initiated or threatened by the SEC.

      6. Representations and Warranties of XL. XL hereby represents and warrants that it is acquiring the Shares hereunder for investment only and not with a view towards distribution; it being understood that XL shall have the right to sell or otherwise dispose of any Shares pursuant to registration or an exemption therefrom.

      7. Fees and Expenses. Each of FSA and XL shall pay its own respective fees and expenses (including, without limitation, the fees of any attorneys, accountants, or other representatives) incurred in connection with this letter agreement and the transactions contemplated hereby, whether or not such transactions are consummated. The Shares shall be subject to the Registration Rights Agreement, dated November 3, 1998, between FSA and XL, and nothing hereunder shall limit, amend or modify the rights or obligations of any party thereunder. Each of FSA and XL represents that no broker, finder or investment banker has been retained or engaged on its behalf or is entitled to any brokerage, finder's or other fee, commission or compensation in connection with the transactions contemplated hereby.

      8. Communications. All notices and other communications provided for in this letter agreement shall be in writing and shall be deemed effective upon receipt at the party's address and facsimile number (a), in the case of XL, by telephonic communication with Paul Giordano at 441- 294-7162, with a facsimile to his attention at telecopy number

November 2, 1999
Page 3


441-292-8618, and (b) in the case of FSA, by telephonic communication with Bruce Stern at (212) 339-3482, with a facsimile to his attention at telecopy number
(212) 339-0849.

      9. Assignment. The rights and obligations of FSA and XL hereunder may not be assigned without the prior written consent of the other party.

      10. Amendment. The terms and provisions of this letter agreement may not be amended, modified or waived except by written instrument signed by both FSA and XL.

      11. Counterparts. This letter agreement may be executed in counterparts, each of which when so executed and delivered shall be an original, but such counterparts together shall constitute but one instrument.

      12. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

      If the foregoing is in accordance with XL understanding of our agreement, please sign and return to us the enclosed copy of this Agreement, whereupon it shall become a binding agreement between us.

Very truly yours,


FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.,

By: /s/ Bruce Stern
    --------------------------------------------
    Name:  Bruce E. Stern
    Title: Managing Director and General Counsel


Agreed and Accepted by:

XL CAPITAL LTD,

By: /s/ Robert Lusardi
    --------------------------------------------
    Name:  Robert Lusardi
    Title: Chief Financial Officer